Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

Nokia reopens public exchange offer for outstanding Alcatel-Lucent securities

Reopened public exchange offer which will lead to the creation of a global leader in technology and services for an IP-connected world

Paris, France, January 14, 2016 – Nokia (Euronext Paris and NASDAQ OMX, Helsinki: NOKIA; NYSE: NOK) announced today that it has reopened its public exchange offer for all outstanding ordinary shares, American depositary shares (the “ADSs”) and OCEANE convertible bonds (the “OCEANEs”) of Alcatel-Lucent (Euronext Paris and NYSE: ALU), in exchange for Nokia shares or ADSs (the “Offer”).

Philippe Camus, Chairman and CEO of Alcatel-Lucent stated: “The Board of Directors of Alcatel-Lucent reaffirms its unanimous support to the creation of a global leader in technology and services for an IP-connected world and encourages the remaining holders of Alcatel-Lucent securities to tender them into the reopened offer in order to benefit from the value being created by the project to bring Nokia and Alcatel-Lucent together.”

In accordance with Article 232-4 of the General Regulation of the Autorité des Marchés Financiers (the “AMF”), the offers in France and in the U.S. will be reopened from January 14th, 2016 to February 3rd, 2016 and will provide an opportunity for holders of Alcatel-Lucent ordinary shares, ADSs and OCEANEs who did not tender into the initial Offer to participate in the reopened Offer and exchange their securities for Nokia shares or ADSs.

This follows the settlement of the initial Offer period which occurred on January 7, 2016, after which Nokia holds 76.31% of the share capital and at least 76.01% of the voting rights of Alcatel-Lucent, 89.14% of the 2018 OCEANEs outstanding, 24.34% of the 2019 OCEANEs outstanding, and 15.11% of the 2020 OCEANEs outstanding. Assuming conversion of the OCEANEs tendered into the Offer at the improved conversion ratio, Nokia would hold 79.32% of the share capital and at least 78.97% of the voting rights of Alcatel-Lucent, as mentioned in the notice published by the AMF on January 5, 2016.

The reopened Offer will close on February 3, 2016. The deadline for tendering Alcatel-Lucent shares and OCEANEs into the reopened Offer is 5:30 PM Paris time (11:30 AM New York City time) on February 3, 2016. The deadline for tendering Alcatel-Lucent ADSs into the U.S. offer is 5:00 PM New York City time on February 2, 2016. The AMF will publish the results of the reopened Offer on February 10, 2016.

The reopened Offer will be conducted on the same terms as the initial Offer, but the Alcatel-Lucent securities validly tendered during the reopened Offer will not be permitted to be withdrawn and will be accepted without any minimum tender condition.

Any Alcatel-Lucent shares, ADSs or OCEANEs not tendered into the reopened Offer will remain outstanding. As announced on January 8, 2016, Alcatel-Lucent’s Board of Directors has decided to terminate Alcatel-Lucent’s program for ADSs following the settlement of the initial period of the Offer and to seek the delisting of Alcatel-Lucent’s ADSs from the New York Stock Exchange following the settlement of the reopened Offer, meaning that such ADSs would not be tradable on any regulated securities exchange and much less information would be available about the company following delisting and deregistration.

Following closing of the transaction, and as previously announced on October 29, 2015, Nokia has stated that it plans a EUR 7 billion program to optimize its capital structure and return excess capital to Nokia shareholders. This program is planned to include approximately EUR 4 billion in distributions to Nokia shareholders. Nokia has indicated that it has no plans to provide capital returns to remaining holders of Alcatel-Lucent securities.

Nokia has expressed its intention to squeeze out the remaining shares if it reaches 95% ownership of the share capital and voting rights of Alcatel-Lucent. In addition, Nokia has expressed its intention to squeeze-out the remaining OCEANEs if it reaches 95% ownership of Alcatel-Lucent’s fully diluted shares. Such squeeze-out must be implemented within 3 months of the closing of the reopened Offer and will be subject to a clearance decision of the AMF.

In addition, Nokia has specified that it reserves the right, subject to applicable law, to cause Alcatel-Lucent to redeem at par value, plus, as applicable, accrued interest from the date the interest was last paid, to the date set for the early redemption all of the outstanding OCEANEs 2018, OCEANEs 2019 or OCEANEs 2020, if less than 15% of the issued OCEANEs of any such series remain outstanding.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: +33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel-Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel-Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel-Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction with Nokia; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus / Offer to Exchange, dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC on November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Alcatel-Lucent with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the French AMF or the response document (note en réponse) filed by Alcatel-Lucent with the AMF (including the letters of transmittal and related documents and in each case as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) dated November 12, 2015 on which the AMF affixed visa no. 15-573 and Alcatel-Lucent’s response document (note en réponse) dated November 12, 2015 on which the AMF affixed visa no. 15-574, containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.

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